Exhibit 4.12

[Form of Director and Officer Indemnification Agreement]

To:	Date: __________

____________

Dear ________,

SUBJECT: INDEMNIFICATION
Top Image Systems Ltd. (the “Company”) has decided that it is in its best interests to retain and attract as directors and officers the most capable persons available, and such persons are becoming more reluctant to serve companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are a director and/or an officer of the Company serving as an “office holder” as such term is defined in the Israeli Companies Law, 1999 (“Office Holder”) and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

The audit committee of the Company (the “Audit Committee”) board of directors of the Company (the “Board”) and the shareholders of the Company (the “Shareholders”) have resolved that the Company shall indemnify you as detailed below.

NOW, THEREFORE, in consideration of you continuing to serve the Company, the Company hereby undertakes to indemnify you as follows:

1.	Indemnification. The Company hereby undertakes to indemnify you, to the maximum extent permitted by applicable law and the Company’s Articles of Association, for all liabilities, losses, damages, costs and expenses (all referred to as “Damages”) incurred by or asserted against you relating to one or more of the events set out in Annex A to this letter (hereinafter: “Indemnifiable Events”), up to the amount determined in Section 5 below, and provided that the Damages result from one of the following:

1.1.	any financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court, or to the extent permitted by law and subject to approval by the necessary organs of the company a settlement approval by the Company with regard to a claim against you, in respect of any act or omission (“action”) taken by you in your capacity as a director, officer, and/or employee of the Company; and,

1.2.	all reasonable litigation expenses, including attorney’s fees, expended by you or charged to you by a court in a proceeding or investigation instituted against you by an authority authorized to conduct an investigation or proceeding, which concluded without criminal charges being filed or without a fine being imposed in lieu of criminal prosecution, or which concluded without charges being filed but with a fine imposed regarding a crime which does not require proof of criminal intent, all in respect of actions taken by you in your capacity as a director, officer, and/or employee of the Company.

The above indemnification will also apply to any action (or omission) taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (“Affiliate”).

2.	Without derogating from the aforesaid, the said indemnity shall not apply with respect to:

2.1.	Breach of your fiduciary duty to the Company except where you acted in good faith and with a reasonable basis to assume that the action in question would not harm the interests of the Company;

2.2.	Breach of your duty of care that is either intentional or reckless but excluding a breach of your duty of care that was committed negligently;

2.3.	An action (or omission) taken (or not taken) by you with the intent of unlawfully realizing personal gain;

2.4.	A fine or penalty imposed upon you;

2.5.	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

2.6.	Any other action and/or circumstances for which the law does not allow indemnification.

3.	The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require mens rea). Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtness you no longer hold the position leading to the liability for which indemnification is sought hereunder, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.	The total amount of indemnification that the Company undertakes towards you for the matters and in the circumstances described herein, in the aggregate, shall not exceed an amount equal to five million US Dollars (US$5,000,000).

In the event that the Company is required to extend indemnification to any of its Office Holders, the Maximum Amount (or the balance thereof, if already partly disbursed) shall be divided among the Office Holders entitled to indemnification, pro rata, in accordance with the Damages incurred by each Office Holder and indemnifiable hereunder and the total amount of Damages incurred by all Office Holders and indemnifiable hereunder, all with respect to the same Indemnifiable Event(s).

6.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other that for amounts, which are in excess of the amounts actually paid by you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies) to which you are entitled to indemnification hereunder.

7.	Subject to the provisions of paragraphs 5 and 6 above, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in circumstances for which indemnification is permitted under the law and the Articles of Association and which is covered by this undertaking.

8.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	In all Indemnification Events indemnification will be subject to the following:

9.1.	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible and/or threatened and/or circumstances that you suspect give rise to the initiation of legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Failure to timely notify the Company of any proceedings shall not relieve the Company of its indemnification obligations except to the extent the Company or its ability to defend the action or mitigate the liabilities related thereto are affected by such delay.

9.2.	Other that with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, or to settle any claim that contains any admission on your behalf or does not contain an unconditional release of all claims against you without your consent, which consent cannot be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

9.3.	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4.	If, in accordance with paragraph 9.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree, unless, in the reasonable judgment of counsel for the Company, an actual or potential conflict of interests exists in the representation by a single counsel of you and the Company, in which case, the indemnification provided for hereunder shall cover the reasonable fees and expenses of a single counsel (in addition to the counsel for the Company) reasonably acceptable to the Company.

9.5.	The Company will have no liability or obligation pursuant to this Letter of Indemnification or above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement. The Company’s consent to any compromise or settlement shall not be unreasonably withheld.

9.6.	That, if required by law, the Company’s authorized organs will consider a specific request for indemnification and the amount thereof and will determine if the event entitles you for indemnification and the amount thereof in accordance with the requirements of the law.

10.	This letter is issued after receipt by the Company of all required approvals under the law and the Articles of Association of the Company. Should any additional approval be required, the Company will exert its best effort to obtain such approval.

11.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

12.	If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.	This Letter of Indemnification and the agreement herein shall be governed by, and construed and enforced in accordance with the laws of the State of Israel, unless in contradiction with the Company’s undertakings according to any other law including the Securities law of the United States of America.

—————————————— Top Image Systems Ltd. By: ——————————————

Signature: ________________

Recipient’s Name: _________________

Position:_________________________

Annex A

Subject to applicable law, following is a list of acts and omissions, which the Company has deemed to be foreseen liabilities for the purposes of the Letter of Indemnification:

1.	Participation and/or non participation at the Company’s and subsidiaries’ board meetings and at the meetings of any of the committees of the Board of the Company or any subsidiary, including bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board or committees meetings.

2.	The Company’s interaction with the tax authorities, the Company’s and the subsidiaries’ shareholders, employees, creditors and other third parties, including, but not limited to:

2.1.	failure to remit tax withheld in connection with the Company’s and its subsidiaries’ employees’ compensation and benefits.

2.2.	failure to remit to third parties any amount deducted from the payments due to the Company’s employees.

2.3.	failure to pay royalties due to third parties in compliance with the agreement(s) entered into between the Company and such third parties.

2.4.	failure to pay monetary liabilities to third parties relating to loans received by the Company.

3.	Breach or infringement of intellectual property rights, including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas.

4.	Actions taken in connection with the Intellectual Property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.	Actions in connection with the conduct of clinical trials and/or testing of products and/or in connection with the sale, license or use of such products.

6.	Actions relating to an offer or issuance of securities of the Company or of an affiliated company to the public by prospectus or privately by private placement (as applicable), in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

7.	Actions and/or reports required by law, regulations or exchange rule, due to the public sale of the Company’s shares or its quotation on the NASDAQ SmallCap market.

8.	Resolutions and/or actions and/or reports made in the ordinary course of business and relating to the management of the Company’s business and/or the business of an affiliated company.

9.	Resolutions and/or actions relating to environmental and public health matters of the Company and/or of an affiliated company.

10.	Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property and/or in regard to the violation of the same.

11.	Acts or omissions not covered by product liability insurance.

12.	Acts or omissions in connection with the review of financial statements and accounting policies.

13.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

14.	Resolutions and/or actions relating to employment matters of the Company and/or of an affiliated company, including but not limited to any claim related to the approval of compensation to any officer and/or director of the Company.

15.	Resolutions and/or actions relating to transactions of the Company and/or of an affiliated company with others including inter-company transactions, and clients, contractors, suppliers etc.

16.	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company and/or of an affiliated company.

17.	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company and/or of an affiliated company.

18.	Resolutions and/or actions relating to a merger of the company and/or of an affiliated company, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, liquidation, winding up or sale of all or part of the business, operations or shares the Company.

19.	Resolutions and/or actions relating to the approval of transactions with officers and/or shareholders of the Company and/or of an affiliated company.

20.	Acts or omissions in connection with bodily injury or property damage attributed to the Company and/or to the Office Holder operating on the Company’s behalf.

21.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures.